EXHIBIT 99.1

POET Technologies Provides Highlights from Annual General and Special Meeting

TORONTO, Aug. 28, 2020 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, provided shareholders an update on the Company’s business, technology and product development activities during its Annual General and Special Meeting (the ”Meeting” or “AGSM”), which was held virtually on Wednesday, August 26, 2020.

The Company’s Controller and Treasurer, Kevin Barnes, delivered customary introductions and the call to order, and POET’s Lead Director, Peter Charbonneau, conducted the formal business of the Meeting, which included the approval of all proposals outlined in the Company’s management information circular and voting material sent to the shareholders.

After completing the formal business of the Meeting, the Company’s Chief Executive Officer, Dr. Suresh Venkatesan, presented POET’s vision for becoming a global leader in chip-scale integrated photonics by deploying the Company’s Optical Interposer technology across a broad range of applications. Dr. Venkatesan’s presentation featured the competitive differentiation of the POET Optical Interposer as a unique photonic hybrid integration platform, with multiple applications in cloud data centers, artificial intelligence and 5G communications. Vivek Rajgarhia, the Company’s President & General Manager, then outlined the Company’s strategy and its active transition from technology to product development. His presentation highlighted the Company’s product road map and four distinctive products, each of which are being driven by specific customer engagements. Rajgarhia also discussed the rationale behind the Company’s $50 million joint venture announcement with Xiamen Sanan Integrated Circuit Co. Ltd., a wholly owned subsidiary of the world’s largest producer of compound semiconductor wafers and emphasized how the proposed joint venture provided important credence and endorsement of the POET Optical Interposer Platform.

The presentations were followed by a Q&A session. The slides presented at the Meeting along with a webcast replay can be accessed in the Investor Relations section of POET’s website at: https://poet-technologies.com/agm/agm2020.html.

Highlights from the Business Update

  Focus on differentiation with a unifying photonics hybrid integration platform;
  Completed designs of POET’s 100G/200G optical engines, 400G multiplexed light bars, and 400G receivers;
  Expanding IP portfolio with new patent applications, which include self-alignment features for effective passive alignment of both active die and micro-optics needed for 5G applications, and athermal external cavity lasers for co-packaged optics applications ;
  Exponential data growth from cloud computing creates need for more bandwidth, driving increased data center infrastructure spending and the need for the POET optical engines;
  Scalable platform solutions enable transition from 100G to 200G to 400G with minimal incremental investment;
  Platform allows rapid product roll-out over the next 4 quarters, including 100/200G CWDM4 optical engines, 400G light engines, 400G FR4 receivers, 400G FR4/DR optical engines;
  LOI signed for $50 million proposed JV with the world’s largest producer of compound semiconductor wafers, and a completed definitive agreement expected in Q3 2020.

AGSM Results
At the AGSM, shareholders of the Company approved the following proposals:

  Re-election of the current directors, with no director receiving less than 82% of the votes cast;
  Re-appointment of Marcum LLP as the Company’s Auditors; and
  Amendment of the Company’s stock option plan to increase the number of stock options available for grant under the plan to 58,538,554

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, the form and potential of its planned joint venture, if approved, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, a delay or abandonment of its planned joint venture, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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